UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Bogota, June 7, 2018

Material Information

Pursuant to Public Deed number 6,753, dated May 30, 2018, issued by the Panamanian First Circuit Notary and filed and registered before the Panamanian Public Registry on June 4, 2018, Avianca Holdings S.A. has formalized the amendment to its bylaws (pacto social) approved in the ordinary shareholders’ meeting held on March 16, 2018.

As previously reported, in the ordinary shareholders’ meeting held on March 16, 2018, the shareholders of Avianca Holdings S.A. unanimously approved the amendment of article 14 of Avianca Holdings S.A.’s bylaws (pacto social), removing the following administrative positions from its corporate structure: COO (Chief Operating Officer) and CRO (Chief Revenue Officer).

For more information, please contact:

Investor Relations

Phone: 571-5877700 Ext. 2474

E-mail: ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2018

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo

	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel